TERRASCEND CORP.

77 City Centre Drive

Suite 501 - East Tower

Mississauga, Ontario, L5B 1M5, Canada

June 5, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Abby Adams

Re: TerrAscend Corp.

Registration Statement on Form S-3 (File No. 333-278510)

Request for Acceleration of Effective Date

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, TerrAscend Corp. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) accelerate the effective date of the above-referenced Registration Statement on Form S-3 (the “Registration Statement”) and declare the Registration Statement effective as of 4:00 p.m. Eastern time, on June 7, 2024, or as soon thereafter as possible, or at such other time as the Company or its legal counsel, Cooley LLP, may request by telephone to the staff of the Commission. The Company hereby authorizes each of Jason Kent and Pengli Li of Cooley LLP to make such a request on its behalf.

Once the Registration Statement has been declared effective, please confirm that event with Jason Kent of Cooley LLP at (212) 479-6044 or jkent@cooley.com.

Sincerely,

TerrAscend Corp.

By:	/s/ Lynn Gefen
Lynn Gefen
Chief Legal Officer and Corporate Secretary